August 2, 2024

Bhaskar Ragula
Chief Executive Officer
FatPipe, Inc.
392 East Winchester Street, Fifth Floor
Salt Lake City, UT 84107

        Re: FatPipe, Inc.
            Registration Statement on Form S-1
            Submitted July 19, 2024
            File No. 333-280925
Dear Bhaskar Ragula:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 11, 2024 letter.

Registration Statement on Form S-1 filed July 19, 2024
The Offering, page 3

1. You disclose that there are 13,017,484 shares of common stock outstanding as of July 18,
       2024. Please reconcile this to the 12,449,308 shares outstanding as of March 31, 2024. To the extent you issued shares after the balance sheet date, revise to disclose such issuances in the subsequent events footnote. Refer to ASC 855-10-50-2.
 August 2, 2024
Page 2
2.     We note that on July 16, 2024, you issued 250,000 restricted stock units
(RSUs) each
       to both the company's CEO and President. Please tell us, and revise to clarify, the vesting terms for the RSUs. In this regard, explain whether Messrs. Bhaskar and Datta will each receive 125,000 fully vested RSUs upon completion of the offering and another 125,000 fully vested RSUs once the share price exceeds 10% of the initial public offering price, or explain the vesting terms for each. To the extent the 250,000 RSUs that will be issued upon the offering are fully vested RSUs, revise to address the following:
           Discuss the impact of the RSU shares on the number of shares outstanding after the offering.
           Include a presentation of pro forma earnings per share in the forepart of the filing reflecting the impact of the vesting of 250,000 RSUs and the cash bonus that will be paid upon the offering, along with a reconciliation of the numerator and denominator.
           Refer to Rule11-01(a)(8) of Regulation S-X.
           Disclose the impact of these awards on Capitalization and Dilution as well as Use of
           Proceeds to the extent that the cash bonus will be paid out of the proceeds from the offering.
           Include a discussion of the RSU grants and cash bonus, including the estimated future financial impact, in the subsequent events footnote to your consolidated financial statements. In your response, provide us with the fair value of common stock used to value the RSU grants.
Risk Factors
Risks Related to Our Business and Financial Position
We rely heavily on our reselling partners and our ability to work with suitable partners may impact our growth plans, page 9

3. Please revise this risk factor to clarify that one single distribution partner accounted for
       45.09% and 43.59% of your total revenue in fiscal 2024 and 2023, respectively. Similar revisions should be made to your disclosures on page 42.
Notes to Consolidated Financial Statements
Note 1(B). Significant Accounting Policies
Revenue Recognition, page F-7

4. We note your response to prior comments 6 and 7. Please explain further how you determined that configuration, implementation, and training services are one performance obligation and specifically address how you considered the guidance in ASC 606-10-25-
       21. In your response, tell us when each of these services are performed and how you determined that each of these services should be recognized over the term of the contract.
Remaining Performance Obligation (RPO), page F-8

5. We note your revised disclosures in response to prior comment 8 where you indicate that the short-term RPO will be recognized over the next 12 months while the long-term RPO will be recognized over 36-60 months. Tell us why none of your remaining RPOs will be recognized in the next 24 months. In addition, please provide us with a breakdown by year of when you expect to recognize the remaining long term RPOs. Lastly, tell us how your current disclosures reflect the appropriate time bands for your arrangements, or revise as necessary. Refer to ASC 606-10-50-13.
 August 2, 2024
Page 3

Note 2. Restatement of Previously Issued Financial Statements, page F-13

6. We note your revised disclosures in response to prior comment 10. As previously requested, please revise to label your fiscal 2023 financial statements as restated. In addition, address the following as it relates to your disclosures in
Note 2:
           Explain why the amounts in the "as previously reported" column for revenue, gross profit and income/loss from operations in the table titled Consolidated Statement of
           Operations and Comprehensive Income for Fiscal Year ended March 31, 2023, do not agree to the financial statements included in the April 4, 2024, confidential submission, or revise as necessary.
           Revise to include the impact of the error on net income.
           Explain why the amounts included in the "as previously reported" column for contracts receivable in the table titled Consolidated Cash flow statement for the fiscal year ended March 31, 2023, do not agree to the financial statements included in the
           April 4, 2024 confidential submission, or revise as necessary. Revise to include the impact of the restatement on net cash flows from operating
           activities.

       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Charli Wilson at 202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Bhaskar Ragula